UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of August 2016

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

TABLE OF CONTENTS
Item 1:	Form 6-K dated August 2, 2016 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated:August 2, 2016

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Tata Motors Report - July 2016

Mumbai, August 2, 2016: Pursuant to Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, enclosed herewith is the information on production, sales and exports of the Company which will be released to the Society of Indian Automobile Manufacturers (SIAM) which is self-explanatory. This is for the information of the exchange and the members.

Monthly Report on Production, Domestic sales & Export for July 2016

Category	Vehicle Model	Production		Domestic Sales		Exports
		JULY 2015	JULY 2016	JULY 2015	JULY 2016	JULY 2015	JULY 2016
Micro	NANO	2192	696	2120	701	30	2
Compact	INDICA, INDICA VISTA, INDIGO CS, ZEST, BOLT,TIAGO	8643	12752	6400	11508	186	119
Mid-Size	INDIGO, INDIGO MARINA, INDIGO XL, MANZA	0	0	0	0	12	69
UV1	SUMO	638	954	731	806	57	106
UV2	SAFARI, SUMO GRANDE, MOVUS	1294	533	1047	532	15	21
UV3	ARIA, XENON	16	0	37	0	0	0
V1	VENTURE	49	29	54	31	0	0
V2	ACE MAGIC, MAGIC IRIS	2887	2347	2263	2178	39	22
N1- A1	ACE, ACE EX, ACE Zip	7766	8083	5814	5760	1162	1493
N1- A2	Super ACE, TATA207, XENON, Winger DV	2904	3625	1831	2744	1395	1082
M2- A1	Winger 13 seats, Winger Platinum, Winger 10 seats	384	245	335	76	2	50
M2- A2	Winger 14 seats, SFC407, CityRide	182	190	280	254	32	46
N2- A1	SFC407, LPT407	872	1158	1237	1197	137	110
N2- A2	SFC709, LPT709	994	1162	217	264	130	107
N2- A3	LPT9109	377	706	383	393	158	146
N2- A4	LPT1109	465	652	856	772	180	103
M3- A2	LP709, SFC410, LP410	674	786	902	1040	183	385
M3- B2	LP1112, LP912, Starbus, Starbus Ultra	308	226	688	608	41	84
M3- C2	LPO1512, LPO1612, Starbus, Divo	875	734	672	1046	277	353
N3- A1	LPT1613, LPK1616, SK1613	3104	3720	1747	1605	523	697
N3- B1(a)	LPT2518, LPK2518	2624	3482	2563	2486	306	253
N3- B1(b)	LPT3118	2606	2113	2755	2126	0	63
N3- B2(b)	LPS3518. LPS3015, LPS3516	601	360	590	413	165	0
N3-B2(d)	LPS4018, LPS4023	1424	1146	1378	1227	42	60
N3- B2(e)	LPS4928	220	228	176	22	6	0

TATA-JLR	Jaguar XJ, Jaguar XF, Jaguar XKR, Jaguar F-Type, Freelander 2, Range Rover Evoque, Discovery 4, Range Rover Sport, Range Rover	190	181	162	152	0	0

Note : The above figures have not been independantly verified and audited. As such, the final figures after Audit may vary.

About Tata Motors

Tata Motors Limited is India's largest automobile company, with consolidated revenues of INR 2,75,561 crores (USD 41.6 billion) in 2015-16. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 9 million Tata vehicles plying in India, Tata Motors is the country's market leader in commercial vehicles and among the top in passenger vehicles. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS and Russia.

(www.tatamotors.com ; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.